Exhibit 99.1

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Interim Report

for the nine months ended March 31, 2018

1.	Reporting period

The financial information contained in this report is for the nine months ended March 31, 2018. Comparative amounts for the Consolidated Statement of Profit or Loss and Other Comprehensive Income are for the nine months ended March 31, 2017. Financial Position comparatives are at June 30, 2017.

2.	Results for Announcement to the Market	Change	% Change	$A’000

2.1	Revenue from ordinary activities	up	14.7%	554

2.2	(Loss) from ordinary activities after tax attributable to members	up	175.9%	(8,602)

2.3	Net (loss) for the period attributable to members	up	175.9%	(8,602)

2.4	The amount per security and franked amount per security of final and interim dividends	No dividends were declared or paid during the period

2.5	A brief explanation of any of the figures in 2.1 to 2.3 necessary to enable the figures to be understood	Refer to commentary below which was extracted from the Benitec Biopharma Limited interim report for the nine months ended March 31, 2018 which forms part of this ASX announcement

3.	Commentary on results for the period

Benitec's comprehensive loss for the nine months to March 31, 2018 was $8.602m compared to a loss of $3.117m the previous corresponding period. The increased loss of $5.485m is due to a reduction in R&D refund income of $6.340m offset by a decrease in R&D spend of $422k and other costs of $364k.

Benitec's current assets at March 31, 2018 were $14.397m (June 30, 2017: $22.162m), with current liabilities of $1.669m (June 30, 2017: $1.125m).

4.	Net tangible asset backing per share	March 2018	March 2017

Net tangible asset backing per ordinary share	6.4 cents	11.7 cents

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Interim Report

for the nine months ended March 31, 2018

Contents

History, general information, explanatory notes, forward looking statements	1
Directors report	3
Auditors' independence declaration	13
Consolidated statement of profit or loss and other comprehensive income	14
Consolidated statement of financial position	15
Consolidated statement of changes in equity	16
Consolidated statement of cash flow	17
Notes to the consolidated financial statements	18
Directors declaration	24
Independent review report to the members of benitec biopharma limited	25
Management’s discussion and analysis of financial condition and review of operations	27
Risk factors	34

The information in this report should be read in conjunction with the most recent annual financial report and any public announcements made by Benitec Biopharma Limited.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018

BENITEC BIOPHARMA LIMITED

Company history, general information, explanatory notes and forward looking statements for the nine months ended March 31, 2018

Company History

Benitec Biopharma Limited (‘the Company’) was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since then, the Company has devoted most of its resources to development of therapeutic agents related to DNA-directed RNA interference (ddRNAi). While the Company has established some licensing arrangements, it does not have any products approved for sale and has not generated any revenue from product sales. The Company has funded its operations primarily from private placements of ordinary shares, including $5.4m in March 2017 and $2.5m in October 2016, a U.S. initial public offering in August 2015 of $18.8m (U.S.$13.8m) and $31.5m in February 2014. The Company has taken to account cumulative research and development grants from the Australian federal government since inception, totalling $20.952m. Since Nasdaq listing in July 2015, the Company has earned licensing revenue from licensing our ddRNAi technology to five biopharmaceutical companies, totalling $0.939m.

In August 2015, the Company completed a US initial public offering in which it issued 30,000,000 ordinary shares (represented by 1,500,000 ADSs) and 575,000 Warrants, and it listed the ADSs and Warrants on the NASDAQ Capital Market.

In October 2012, the Company acquired Tacere Therapeutics, Inc., an RNA interference therapeutics company based in California with a development program focused on hepatitis C and age related macular degeneration (AMD). As consideration for the acquisition, we issued a total of 4,092,854 ordinary shares (taking into account a 25:1 share consolidation that became effective in July 2013), representing 9.8% of our issued capital immediately after the transaction, having an aggregate value of $1.5m.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Suite 1201, 99 Mount Street, North Sydney, NSW 2060 Australia. Our telephone number is +61 2 9555 6986. The Company’s website address is www.benitec.com

General Information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the nine month period ended March 31, 2018. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

A description of the nature of the Group's operations and its principal activities are included in the Directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on May 31, 2018. The directors have the power to amend and reissue the financial statements.

The Company’s directors and management are committed to conducting the Group’s business in an ethical manner and in accordance with the highest standards of corporate governance. The Company has adopted and substantially complies with the ASX Corporate Governance Principles and Recommendations (3rd Edition) (‘Recommendations’) to the extent appropriate to the size and nature of the Group’s operations.

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial reporting period for the Company, identifies any recommendations that have not been followed, and provides reasons for not following such recommendations.

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BENITEC BIOPHARMA LIMITED

Company history, general information, explanatory notes and forward looking statements for the nine months ended March 31, 2018

The Company’s Corporate Governance Statement and policies, which were approved by the Board of directors on August 24, 2017 can be found on its website: http://www.benitec.com/investor-centre/governance.

Explanatory Notes

Unless otherwise indicated or the context implies otherwise:

•	“we”, “us”, “our”, or “Benitec”, refers to Benitec Biopharma Limited, an Australian corporation, and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to American Depositary Shares, each of which represents 20 ordinary shares; and

•	“Warrant” refers to a warrant to purchase one ADS at an exercise price of US$5.50 per ADS, exercisable from the date of issuance until five years thereafter.

The Company’s fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year.

Unless otherwise indicated, the consolidated financial statements and related notes included in this document have been prepared in accordance with AASB 134 Interim Financial Reporting and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or GAAP.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. The Company has tried to identify such forward- looking statements by use of such words as "expects", "intends", "hopes", "anticipates", "believes", "could", "may", "evidences" and "estimates", and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec's pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialise our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that the Company makes with the ASX and US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this presentation. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

The forward-looking statements made in this document relate only to events or information as of the date on which the statements are made in this document. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements because of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 2

BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

The Company’s Directors present their report on the consolidated entity consisting of Benitec Biopharma Limited and the entities it controlled (‘Group’) for the nine months ended March 31, 2018.

Directors

The following persons were directors of Benitec Biopharma Limited (‘Benitec’) during the whole of the period and up to the date of this report, unless otherwise noted:

Dr Jerel A Banks (Chairman, appointed as Chairman on October 12, 2017)

Mr Peter Francis (resigned as Chairman on October 12, 2017 and continues as non-executive director)

Mr Kevin Buchi

Ms Megan Boston

Dr John Chiplin (resigned on October 23, 2017)

Financial Update

Benitec's comprehensive loss for the nine months ended March 31, 2018 was $8.602m compared to a loss of $3.117m the previous corresponding period.

The increase in loss of $5.485m is explained by:

•	Reduction in Research and Development grant income of $6.340m: grant income is lower in the current period due to the inclusion of an estimation of the grant income for the nine months ended March 31, 2018 of $3.045m, whilst in the previous corresponding period we included grant income of $6.275m for the financial year 2016 and an estimation for nine months to March 31, 2017 of $2.989m.

In 2017 a new reporting system was implemented to allow a reliable estimate to be made of the grant income. As a result, an estimation of grant income for each quarter is now taken to account on a quarterly basis. Previously the grant income was only taken up on the lodgment of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made. It is noted that grant income taken up in the current period, is not receivable until a claim is made, on lodgment, of the June 2018 income tax return.

•	Reduction in Research and development costs of $0.422m: Research and development costs were reduced by $0.422m due to reduced expenditure on programs related to HBV, HCV and AMD. These costs reductions were offset by increased expenditure on OPMD and HNSCC.

•	Net reduction in other income and all other costs of $0.433m: Principally due to a reduction in Corporate costs of $0.220m.

As at March 31, 2018, the Company had cash on hand of $10.535m. This was a decrease of $6.840m from June 30, 2017. This represents operating cash outflow of $11.226m offset by grant income of $4.112m, other income of $0.394m, purchase of plant and equipment of $0.077m, a foreign exchange loss of $0.048m and other items of $0.005m.

Benitec's current assets at March 31, 2018 were $14.397m (June 30, 2017: $22.162m), with current liabilities of $1.669m (June 30, 2017: $1.125m).

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BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

Review of Operations

Benitec is a biotechnology company developing a proprietary therapeutic technology platform that combines RNA interference, or RNAi, with gene therapy with a goal of providing sustained, long-lasting silencing of disease-causing genes from a single administration. The Company is using its technology, called DNA-directed RNA interference, or ddRNAi, to develop a pipeline of product candidates for the treatment of several chronic and life-threatening human diseases, such as head and neck squamous cell carcinoma, or HNSCC, oculopharyngeal muscular dystrophy, or OPMD, wet age-related macular degeneration, or AMD, and hepatitis B. By combining the specificity and gene silencing effect of RNAi with gene therapy, ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could minimize the requirement for patients to take regular doses of medicine. In addition to its ddRNAi technology, the Company has an in-licensed product (BB-401) which is an antisense agent that functions via post transcriptional gene silencing.

The Company’s objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations and, as a result, provide a better life for patients with these diseases. The Company’s strategy to accomplish this goal is to:

•	Continue the scientific development of its existing pipeline programs.

The Company will continue preclinical research efforts for its ddRNAi therapeutics targeted to treat patients impacted by HNSCC, OPMD, AMD and HBV. It is also initiating a Phase 2 clinical study with BB-401, its EGFR antisense RNA product for the treatment of patients with HNSCC. As an antisense agent, BB-401 is aligned with the Company’s internal expertise in gene therapy and gene silencing. It functions via post transcriptional gene silencing and paves the way for a ddRNAi follow-on therapeutic to treat patients with HNSCC. By the end of calendar 2018, the Company expects to advance its product candidate for HNSCC into the clinic and to have its product candidate for OPMD ‘clinic ready’ with the regulatory filing planned for early in calendar 2019.

The Company will continue to advance programs in core disease areas to the appropriate proof of concept stage before seeking partnering or co-development opportunities. Where appropriate it will seek to progress programs through to commercialization itself. For example, the pipeline program to treat an orphan indication, OPMD, is seen as a candidate for this latter approach, and BB-301 has been granted orphan drug designation as an orphan medicinal product for the treatment of OPMD by both the European Commission and by the U.S. Food and Drug Administration (FDA).

•	Prioritise the future development of its ddRNAi technology by identifying new diseases and ddRNAi strategies with a high probability of commercial success and value to shareholders.

Each of the key pipeline indications are directed towards diseases with high unmet medical need or large patient populations. The Company believes there is a strong rationale for treating these diseases and other diseases that have well-characterized gene targets that can be silenced, thus preventing the disease-causing gene from being expressed.

In addition to progressing its pipeline of product candidates, the Company will further develop and improve its ddRNAi platform technology and its associated intellectual property through in-house development and in-licensing of complementary technologies. One such example is the relationship with 4D Molecular Therapeutics LLC, or 4DMT. Through the collaboration with 4DMT, the Company identified novel AAV capsids that might deliver ddRNAi constructs to the retinal cells from an intravitreal injection to treat human ocular diseases.

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BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

Review of Operations continued

•	Establish co-development agreements with other companies using its scientific capability and intellectual property platform.

The adaptability of the Company’s platform also presents an opportunity to selectively form collaborations to expand its capabilities and product offerings into a range of diseases and potentially to more broadly accelerate the development and commercialization of ddRNAi therapeutics.

The Company’s development team has significant experience in designing and developing ddRNAi therapeutics and includes founding scientists in the ddRNAi field.

In-house programs

The following table sets forth our product candidates and their development status.

As of March 31, 2018, the Company has four key pipeline programs in development. Highlights of progress over the previous 3 months include:

(1)	Head and Neck Squamous Cell Carcinoma:

Late in 2016, the Company acquired rights to BB-401 from Nant Capital and are developing BB-401 for the treatment of HNSCC. BB-401 is a DNA plasmid that produces an antisense RNA that targets the EGFR mRNA and prevents its translation into its cognate protein by a mechanism of action we describe as post-transcriptional gene silencing. EGFR is the cell-surface receptor for members of the epidermal growth factor family, or EGF family, of extracellular protein ligands. EGFR is a well-validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues.

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BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

Review of Operations continued

In-house programs continued

Head and neck cancers often begin in the moist mucosal surfaces inside the head and neck, such as inside the mouth and the throat. According to GlobalData (Head and Neck Squamous Cell Carcinoma – Opportunity Analysis and Forecast to 2024, February 2016), approximately 64,000 new patients will be diagnosed annually in the United States with HNSCC and 50% of the patients are expected to develop recurrent or metastatic disease, with approximately 13,000 annual deaths expected in the United States from HNSCC.

Squamous cell carcinoma of the head and neck accounts for more than 90% of all head and neck cancers, and more than 50% of HNSCC patients present with Stage III or higher disease (locally advanced or metastatic), which has higher potential for progression and recurrence. The relative five-year survival rate for metastatic head and neck cancers is <38%, and can be as low as 4% for recurrent or metastatic Stage IV disease. We expect total drug sales for HNSCC in the United States, France, Germany, Italy, Spain, United Kingdom and Japan to increase from an aggregate US$386 million in 2014 to US$1.53 billion in 2024, at a compound annual growth rate of 14.8%.

BB-401, a 39-base pair oligonucleotide that is an antisense molecule to EGFR mRNA, is currently being developed for the treatment of recurrent or metastatic HNSCC in patients who have failed all available standard therapies. Treatment comprises antisense DNA molecules that correspond to a 39-base pair sequence of DNA derived from human EGFR contained within a plasmid construct. Plasmids containing the antisense DNA will be injected into tumors of patients with HNSCC. BB-401 will be administered weekly as a direct intratumoral injection.

The first Phase I study involved 17 patients with lesions that were unresponsive to standard anti-cancer therapies. In this study, BB-401 (referred to as EGFR-AS) was administered to target malignant lesions once per week for four weeks. Key observations of this study included:

o	Reductions in the sizes of some malignant lesions as described below.

▪	Five of the patients experienced an Objective Response which provides for an Objective Response Rate of 29%. Two patients experienced a 100% reduction in size by Response Evaluation Criteria in Solid Tumors, or RECIST, and three patients experienced Partial Responses when the reduction was greater than 30% by RECIST.

▪	An additional two patients had reductions between 19% and 29% of the original size, resulting in seven patients, or 41% of the clinical trial participants, reporting a halt in disease progression

o	The mean duration of anti-tumor response was 6.5 months.

o	No grade 3 or grade 4 dose-limiting toxicities were noted in the Phase I study.

A second Phase I study of 6 patients evaluated the potential for BB-401 to improve the efficacy of an existing multi-agent anti-cancer treatment regimen comprised of cetuximab along with intensity-modulated radiotherapy, which has been approved for treatment of locally or regionally advanced HNSCC. The combination of cetuximab with radiation therapy has a demonstrated Objective Response Rate of 74%. In five of six patients treated with BB-401 in combination with radiation therapy and cetuximab the Objective Response rate was 83%.

Key milestones achieved over the last 3 months and next steps include:

o	The Company is investigating the single agent activity of BB-401 in a Phase 2 clinical study which is designed as an open label study to explore the safety, tolerability and efficacy of BB-401 following intratumoral injections. These are patients who are refractory to all standard therapies such as surgery, chemotherapy and immunotherapy. As of 31 March 2018, regulatory and ethics committee approval have been received in Australia and screening has started at the first clinical site. Regulatory review with the Ministry of Health is ongoing in Russia and the Company expects approval at the end of May.

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BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

Review of Operations continued

In-house programs continued

o	In parallel to returning BB-401 to the clinic, the scientific team at the Company has initiated the discovery stage program using its proprietary ddRNAi platform, to develop follow-on anti-EGFR strategies. The clinical data obtained from the BB-401 program will be used to inform the development pathway of BB-501, a ddRNAi therapeutic designed to silence the expression of EGFR. It is thought that the efficiency of target knockdown will be significantly greater with RNA interference as opposed to the post transcriptional gene silencing mechanism of BB-401.

o	As of 31 March 2018, selection and optimization of shRNAs was completed and in vivo testing in mouse xenograft models is underway. We anticipate IND-enabling studies for BB-501 may be completed in calendar 2019.

(2)	Oculopharyngeal Muscular Dystrophy (OPMD):

The Company is developing BB-301, a single administration ddRNAi-based gene therapy to correct the gene defect which causes the disease and to address many of the limitations of therapeutic approaches currently available and those in development for OPMD.

OPMD is an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 40s or 50s. The disease is manifested by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis). OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are geographically clustered, which we believe should simplify clinical development and in-house commercialisation.

BB-301 is a monotherapy delivered using an innovative AAV single vector system with the capability to both ‘silence and replace’ disease causing genes. In addition to using RNA interference to ‘silence’ the mutant PABPN1 gene expression that causes the OPMD, BB-301 simultaneously introduces a normal copy of the same gene thus providing the potential to restore normal function to the treated tissues and in the process, improve treatment outcomes. This single gene therapy product, versus an equivalent system with two or more vectors, vastly simplifies the manufacturing and regulatory processes and reduces the complexity of the clinical strategy for BB-301.

The Company believes OPMD is well suited for this "silence and replace" approach since the genetic mutation is well characterized and the target tissue is relatively small. Once validated, the Company believes a similar approach could be applied to other inherited disorders.

Key milestones achieved over the last 3 months and next steps include:

o	In January 2018, the Company received orphan drug designation from the U.S. FDA for BB-301 as a treatment of OPMD.

o	The Company has initiated the IND-enabling work required to support the Phase 1/2 clinical study in OPMD.

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BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

Review of Operations continued

In-house programs continued

o	BB-301 is being produced using baculovirus-based technology, a highly scalable methodology that permits high yield, cost efficient production of the BB-301 product. The Company has successfully produced high titer and highly active material at the 50L scale which is being used for the ongoing toxicology studies.

o	The focus has shifted to producing supplies of BB-301 at a 250L scale which will support the clinical program.

o	The IND-enabling toxicology studies have been started in sheep. The sheep was selected as a species due to the fact that the weight of the animal and the size of key muscles in the upper digestive system are relatively consistent with human subjects. These features are key to using this model to support the route of administration of direct injection of BB-301 into cricopharyngeal muscle. Given the complexity of the intramuscular route of administration in the sheep and input from the regulatory agencies, the number of animals being used in these studies has been increased resulting in slightly slower timelines.

o	In the upcoming months, the Company will be working with its OPMD Clinical Advisory Board to update the clinical plans and finalize the clinical protocol design for BB-301. This group is comprised of the key opinion leaders and doctors that help manage treatment options for OPMD patients, as well as separate group of experts in quantitative assessment of swallowing.

o	Given the feedback from the regulatory agencies and the subsequent expansion of the toxicology studies, the Company now anticipates filing the IND in 1Q calendar 2019.

(3)	Age-related macular degeneration (AMD):

The Company is developing a ddRNAi-based therapy for the treatment of wet AMD, which is designated BB-201. The delivery vector for BB- 201 is comprised of a novel AAV capsid that has been developed in collaboration with 4DMT and is designed to deliver ddRNAi constructs to the retina using a direct intravitreal injection. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. We believe this could replace the need for regular intravitreal injections of protein based therapeutics into the eye, which is the current standard of care.

AMD is one condition that leads to the deterioration of the eye's macula. The macula is a small area in the retina that is responsible for central vision. AMD is the leading cause of blindness and visual impairment in older adults, often involving blood vessel overgrowth and damage to the retina resulting in the loss of vision in the central visual field. The vascular endothelial growth factor, or VEGF-a, is responsible for stimulating the new blood vessel growth. The disease occurs in two forms, wet and dry. Dry AMD is the most common type of macular degeneration and affects 85% to 90% of the people with AMD. Dry AMD often develops into wet AMD.

Wet AMD is the more advanced type of AMD. In wet AMD, which is also called exudative, or neovascular, AMD, the Bruch's membrane underlying the retina thickens, then breaks. The oxygen supply to the macula is disrupted and, as a result, new abnormal blood vessels grow through the subretinal membrane towards the macula, often raising the retina. The blood vessels are fragile, and often leak fluids that damage the macula. VEGF-a is a key molecule known to stimulate the new blood vessel growth in wet AMD. Although the wet form of the disease affects only 10% to 15% of those who have AMD, wet AMD accounts for 90% of the severe vision loss caused by macular degeneration.

According to a study published in JAMA Ophthalmology, AMD is the leading cause of irreversible vision loss in the United States, affecting an estimated 1.75 million people. It is estimated that 196 million people will be affected by AMD worldwide by 2020 according to a study published in The Lancet Global Health.

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BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

Review of Operations continued

In-house programs continued

The key milestones achieved over the last 3 months and next steps include:

o	The Company has now completed the molecular analyses of the retinal tissues from an in vivo proof of concept study in a non-human primate. These data indicate that additional optimization work on the BB-201 AMD program is required if the Company is to progress the program forward. The Company is in the process of reviewing these plans internally and with its advisors.

(4)	Hepatitis B – BB-103:

The Company is developing BB-103 for the treatment of HBV. Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, have demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV. In April 2017, the Company completed a pre-IND submission with the FDA in which the feedback provided by the agency included details regarding steps required to initiate a clinical trial for BB-103. The Company has been working closely with key opinion leaders and clinicians to finalize the design of the protocol for the BB-103 human study and is seeking partnerships to support the progression of BB-103 into the clinic.

Licensed programs

In addition to its in-house development programs, the Company has licensed its ddRNAi technology to companies who are developing therapeutic programs in other disease areas.

HIV/AIDS: In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S. based biotechnology company, Calimmune, Inc. Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune's approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune's HIV/AIDS treatment is known as CAL-1. In August 2017, the CSL Behring subsidiary of CSL Ltd. announced that it will acquire Calimmune Inc. gaining two ex vivo autologous gene therapy candidates and two stem cell therapy technologies. As part of this deal, CSL Behring also acquired CAL-1, the autologous T cell and blood stem cell therapy in Phase I/II testing to treat HIV infection. The announcement indicated that CSL Behring is evaluating options for developing this candidate, including licensing or partnering as the company is "unlikely" to develop the candidate on its own.

Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells. Regen is developing a cancer immunotherapy using the licensed technology. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy. Regen's first treatment, which is for breast cancer, is called dCellVax.

Intractable Neuropathic Pain: In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Circuit Therapeutics, Inc. to use ddRNAi for the development of treatments for and the prevention of pain.

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BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

Review of Operations continued

Intellectual property

The Company manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs. The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space. With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property positions for each of its programs.

Commercialisation

Business development activities based on proactive engagement with biotechnology and pharmaceutical companies remains a major focus for the Company, primarily in the following areas:

•	Partnering pipeline programs by co-development or licensing to other biotechnology and pharmaceutical companies;

•	Collaborating with biotechnology and pharmaceutical companies on nominated targets using Benitec’s ddRNAi technology; and

•	Licensing ddRNAi to commercial users of the technology.

The Company continues to generate strong interest from a number of potential partners with a particular focus on hepatitis B, OPMD and the ddRNAi platform.

Shareholdings by each director and other members of key management

The number of shares in the Company held during the period by each director and other members of key management personnel (KMP) of the Group, including their personally related parties, is set out below:

	Balance at July 1, 2017	Received as part of remuneration	Exercise of options	Disposals /other	Balance at March 31, 2018
Ordinary shares
Peter Francis	424,174	-	-	-	424,174
Kevin Buchi	861,539	-	-	-	861,539
John Chiplin(1)	200,000	-	-	(200,000)	-
Megan Boston	-	-	-	-	-
Dr Jerel A Banks(2)	-	-	-	-	-
Total	1,485,713	-	-	(200,000)	1,285,713

(1)	John Chiplin resigned as a director on 23 October 2017, so his holding was removed from this table.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 10

BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

Shareholdings by each director and other members of key management continued

(2)	Dr Jerel A Banks was appointed as a director on October 26, 2016. Dr Banks is the Chief Investment Officer of Nant Capital LLC. Due to this relationship Dr Banks was deemed to have a relevant interest in Nant Capital’s shareholding in the Company (58,611,638 ordinary shares). On legal review it was noted that Dr Banks relationship did not in fact give rise to a relevant interest and therefore this holding is no longer disclosed.

None of the shares are held nominally by the key management personnel.

Option holdings by each director and other members of key management

The number of options over ordinary shares in the Company held during the period by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at 1 July 2017	Granted	Exercised	Expired /forfeited other	Balance at 31 March 2018	Vested and exercisable	Vested and un-exercisable
Options over ordinary shares
Peter Francis	1,400,000	-	-	-	1,400,000	1,400,000	-
Kevin Buchi	1,240,000	-	-	-	1,240,000	1,240,000	-
John Chiplin(1)	840,000	-	-	(840,000)	-	-	-
Greg West	3,080,000	2,000,000	-	-	5,080,000	1,613,333	-
David Suhy	1,200,000	1,500,000	-	(400,000)	2,300,000	800,000	-
Cliff Holloway	-	800,000	-	(800,000)	-	-	-
	7,760,000	4,300,000	-	(2,040,000)	10,020,000	5,053,333	-

(1)	John Chiplin resigned as a director on 23 October 2017. His options lapsed on resignation

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $6,980 at the end of the period (nine months ended March 31, 2017: $144,335) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

John Chiplin resign on 23rd October 2017, no consultancy fees were paid for executive duties in this period (nine months ended March 31, 2017: $32,133) provided by Newstar Ventures Ltd, a corporation in which John Chiplin is a Director and has a beneficial interest.

Annabel West, the wife of Greg West, our Chief Executive Officer, was employed as a part-time clerical and administrative assistant. Annabel West was paid wages of $28,958 for this period (nine months ended March 31, 2017: 26,595)

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 11

BENITEC BIOPHARMA LIMITED

Directors' Report

for the nine months ended March 31, 2018

Events after the balance sheet date

Entitlement offer: $6,195,255 (36,442,671 ordinary shares) was raised from an entitlement offer which closed on the 28th May 2018. Shares from this offer are expected to be issued on the 4th June 2018. The 1 for 2 entitlement offer at 17 cents per share was announced on the 30th April 2018. Major shareholder, Nant Capital LLC, and the Benitec Directors took up their full entitlements of approximately $5.1 million.

Placement: On the 4th May 2018 the Company placed 15,444,020 shares, representing 772,201 American Depositary Shares (ADS) at 17 cents per share, raising approximately $2,625,000.

Options: On April 11, 2018 the Company issued 650,000 unlisted options to acquire fully paid ordinary shares in the Company issued under the Company's Employee Share Option Plan, the details of which were set out in the Notice of Meeting and Explanatory Memorandum lodged by the Company with the ASX on 14 October 2015.

The Options are exercisable within 5 years from the date of issue and are to vest in tranches over a period of 3 years. The exercise price is 29.8 cents per Option expiring on 11 April 2023.

Signed in accordance with a resolution of the Directors.

 Jerel Banks

Chairman

May 31, 2018

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 12

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration

to the Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Benitec Biopharma Limited for the nine months ended 31 March 2018. I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

L M Worsley

Partner – Audit & Assurance

Sydney, 31 May 2018

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.	Page | 13

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the nine months ended March 31, 2018

		Nine months ended
	Notes	March 2018	March 2017
		$’000	$’000
Revenue	2a	554	483
Other income	2b	2,924	9,266
Total Income		3,478	9,749

Expenses
Royalties and licence fees		(376)	(298)
Research and development		(4,865)	(5,287)
Employee benefits expense		(3,805)	(3,826)
Share-based expense		(316)	(317)
Travel related costs		(392)	(482)
Consultants costs		(593)	(750)
Occupancy costs		(447)	(410)
Depreciation		(143)	(163)
Corporate expenses		(950)	(1,170)
Foreign exchange realized loss		(121)	-
Foreign exchange unrealized loss		(43)	(156)
Change in market value of listed investment		(28)	-
Loss on disposal of fixed assets		(1)	(7)
Total Expenses		(12,080)	(12,866)

Loss before income tax		(8,602)	(3,117)
Income tax		-	-
Loss after income tax for the period attributable to the owners of Benitec Biopharma Limited		(8,602)	(3,117)

Other comprehensive income
Foreign currency translation loss		(19)	2
Total comprehensive loss for the period attributable to the owners of Benitec Biopharma Limited		(8,621)	(3,115)

Basic loss for the nine months, cents per share		(4.2)	(1.9)
Diluted loss for the nine months, cents per share		(4.2)	(1.9)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 14

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position

As at March 31, 2018

	Notes	March 2018	June 2017
		$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents		10,535	17,375
Other financial assets	5	143	100
Trade and other receivables	6	3,165	4,406
Other	7	554	281
Total Current Assets		14,397	22,162

Non-Current Assets
Deposits	8	163	59
Plant and equipment		356	445
Total Non-Current Assets		519	504

TOTAL ASSETS		14,916	22,666

LIABILITIES
Current Liabilities
Trade and other payables	9	1,452	919
Provisions	10	217	206
Total Current Liabilities		1,669	1,125

Non-Current Liabilities
Provisions		46	35
Total Non-Current Liabilities		46	35

TOTAL LIABILITIES		1,715	1,160

NET ASSETS		13,201	21,506

EQUITY
Issued capital	11	155,580	155,580
Reserves		1,726	1,674
Accumulated losses		(144,105)	(135,748)
TOTAL EQUITY		13,201	21,506

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 15

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Changes in Equity

for the nine months ended March 31, 2018

	Issued capital	Reserves	Accumulated Losses	Total equity
	$’000	$’000	$’000	$’000

Balance at June 30, 2016	147,641	2,565	(131,369)	18,837
Loss for the period	-	-	(3,117)	(3,117)
Other comprehensive income
- Foreign exchange translation reserve	-	2	-	2
Total comprehensive income	-	2	(3,117)	(3,115)
Contributions of equity, net of transaction costs	7,940	-	-	(7,940)
Share based payments	-	317	-	317
Transfer of expired share based payments	-	(1,311)	1,311	-
At March 31, 2017	155,581	1,573	(133,175)	23,979

Balance at June 30, 2017	155,580	1,674	(135,748)	21,506
Loss for the period	-	-	(8,602)	(8,602)
Other comprehensive income
- Foreign exchange translation reserve	-	(19)	-	(19)
Total comprehensive income	-	(19)	(8,602)	(8,621)
Contributions of equity, net of transaction costs	-	-	-	-
Share based payments	-	316	-	316
Transfer of expired share based payments	-	(245)	245	-
At March 31, 2018	155,580	1,726	(144,105)	13,201

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 16

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows

for the nine months ended March 31, 2018

	Nine months ended
	March 2018	March 2017
	$’000	$’000
Cash flows from operating activities
Receipts from customers	200	332
Interest received	194	137
Government grants	4,112	5,590
Receipts of CRO prepayment	109	-
Payments to suppliers and employees	(11,226)	(12,164)
Net cash used in operating activities	(6,611)	(6,105)

Cash flows from investing activities
Payments for plant and equipment	(77)	(132)
Security deposits	-	(147)
Clinical trial deposit	(104)	-
Net cash used in investing activities	(181)	(279)

Cash flows from financing activities
Proceeds from issue of shares	-	8,071
IPO and share issue transaction cost	-	(131)
Net cash from financing activities	-	7,940

Net (decrease)/increase in cash and cash equivalents	(6,792)	1,556
Cash and cash equivalents at beginning of the period	17,375	18,230
Effects of exchange rate changes on cash and cash equivalents	(48)	(171)
Cash and cash equivalents at end of the period	10,535	19,615

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 17

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the nine months ended March 31, 2018

1.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT

The interim consolidated financial statements (the interim financial statements) of the Group are for the nine months ended March 31, 2018 and are presented in Australian dollars ($), which is the functional currency of the parent company. These general purpose interim financial statements have been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Accounting Standards and should be read in conjunction with the consolidated financial statements of the Group for the year ended June 30, 2017 and any public announcements made by the Group during the nine months in accordance with continuous disclosure requirements arising under the Australian Securities Exchange Listing Rules and the Corporations Act 2001. The interim financial statements have been approved and authorised for issue by the Board of Directors on May 31, 2018.

(a)	Basis of accounting

The nine month financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

The financial report has been prepared in accordance with the historical convention. For the purpose of preparing the financial report, the nine months has been treated as a discrete reporting period.

This financial report has been prepared on a going concern basis.

(b)	Going concern

During the nine months ended March 31, 2018, the consolidated entity incurred a loss of $8.602m (2017 comparative period loss $3.117m) and had net operating cash outflows of $6.611m (2017 comparative period $6.105m).

We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

The directors having performed a review of the cash flow forecasts, considering the cash flow needs of the Group, believe that the strategies set out above are appropriate to generate funding which will be sufficient to maintain the going concern status of the Group.

If these strategies are unsuccessful then the Group may need to realise its assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in the financial report.

The financial report does not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if the Group does not continue as a going concern.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation, nor of the inability of the Group to obtain adequate funding in the future.

(c)	Summary of significant accounting policies

The interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s last annual financial statements for the year ended June 30, 2017.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 18

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the nine months ended March 31, 2018

1.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT continued

(d)	Estimates

When preparing the interim financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.

The judgements, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty were the same as those applied in the consolidated entity's last annual financial statements for the year ended June 30, 2017. Grant income is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2017 43.5%) of eligible research and development expenditures. Grants are recorded when a reliable estimate can be made. In the nine months ended March 31, 2018 the Company estimated the grant income that will be receivable following the lodgement of the 2018 tax return. Previously the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made.

2.	REVENUE	Consolidated Nine months ended
		March 2018	March 2017
(a)	Revenue	$’000	$’000
	Licensing revenue and royalties	359	333
	Interest	194	150
	Other	1	-
		554	483
(b)	Other income
	Australian Government R&D grants	2,924	9,264
	Net foreign exchange realized gain	-	2
		2,924	9,266

(c)	Seasonality of Operations

 There is no discernible seasonality in the operations of the consolidated entity.

3.	OPERATING SEGMENTS

The Group had only one business segment during the period, being the global commercialisation by licensing and partnering of and licences in biotechnology, with applications in biomedical research and human therapeutics. Business operations are conducted in Australia. However, there are controlled entities based in the USA and United Kingdom. The United Kingdom entity has no segment revenues, results or assets.

Geographical Segments Geographical location	Segment Revenues from External Customers		Segment Results		Carrying Amount of Segment Assets
	Mar 2018	Mar 2017	Mar 2018	Mar 2017	Mar 2018	Jun 2017
	$’000	$’000	$’000	$’000	$’000	$’000
Australia	359	333	(8,637)	(3,183)	14,193	21,580
United States of America	-	-	35	66	723	1,086
	359	333	(8,602)	(3,117)	14,916	22,666

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 19

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the nine months ended March 31, 2018

3.	OPERATING SEGMENTS continued

Accounting Policies

Segment revenues and expenses are directly attributable to the identified segments and include joint venture revenue and expenses where a reasonable allocation basis exists. Segment assets include all assets used by a segment and consist mainly of cash, receivables, inventories, intangibles and property, plant and equipment, net of any allowances, accumulated depreciation and amortisation. Where joint assets correspond to two or more segments, allocation of the net carrying amount has been made on a reasonable basis to a particular segment. Segment liabilities include mainly accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Deferred income tax provisions are not included in segment assets and liabilities.

4.	EVENTS AFTER THE BALANCE SHEET DATE

Entitlement offer: $6,195,255 (36,442,671 ordinary shares) was raised from an entitlement offer which closed on the 28th May 2018. Shares from this offer are expected to be issued on the 4th June 2018. The 1 for 2 entitlement offer at 17 cents per share was announced on the 30th April 2018. Major shareholder, Nant Capital LLC, and the Benitec Directors took up their full entitlements of approximately $5.1 million.

Placement: On the 4th May 2018 the Company placed 15,444,020 shares, representing 772,201 American Depositary Shares (ADS) at 17 cents per share, raising approximately $2,625,000.

Options: On April 11, 2018 the Company issued 650,000 unlisted options to acquire fully paid ordinary shares in the Company issued under the Company's Employee Share Option Plan, the details of which were set out in the Notice of Meeting and Explanatory Memorandum lodged by the Company with the ASX on 14 October 2015.

The Options are exercisable within 5 years from the date of issue and are to vest in tranches over a period of 3 years. The exercise price is 29.8 cents per Option expiring on 11 April 2023.

		Consolidated
		March 2018	June 2017
		$'000	$'000
5.	OTHER FINANCIAL ASSETS
Market value of listed shares		43	-
Security Deposit		100	100
		143	100
6.	TRADE AND OTHER RECEIVABLES
Settlement Receivable		-	109
R&D Grant Receivable		3,045	4,233
Other		120	64
		3,165	4,406
7.	CURRENT ASSETS – OTHER
Prepayments		554	281
		554	281
8.	DEPOSITS – non current
Other		163	59
		163	59

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 20

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the nine months ended March 31, 2018

	Consolidated
9. TRADE AND OTHER PAYABLES	March 2018 $'000	June 2017 $'000
Trade creditors	206	174
Sundry creditors and accrued expenses	1,246	745
	1,452	919

10. PROVISIONS
Employee Benefits	192	179
Provision for make good	25	27
	217	206

11.	ISSUED CAPITAL

Details	Date	Number of Shares	$'000
Balance	June 30, 2017	205,142,734	155,580

Balance	March 31, 2018	205,142,734	155,580
The weighted average number of shares on issue during the nine months to March 31, 2018 was:		205,142,734

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. Benitec shares are listed on the Australian Securities Exchange and trade under the code BLT.

Benitec shares trade on Nasdaq as American Depository Receipts (ADR) under the code BNTC. Each ADR represents 20 ordinary shares.

Share buy-back

There is no current on-market share buy-back.

Share options outstanding at March 31, 2018
Grant date	Expiry date	Exercise price	Number under option
Director and Employee Share issue plan
November 16, 2013 *	May 18, 2018	$0.62	400,000
August 22, 2013 **	August 22, 2018	$1.25	480,000
May 15, 2014 **	May 15, 2019	$1.50	180,000

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 21

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the nine months ended March 31, 2018

11.	ISSUED CAPITAL continued

Share options outstanding at March 31, 2018 continued

Grant date	Expiry date	Exercise price	Number under option
December 17, 2014 **	December 17, 2019	$1.25	2,334,000
May 6, 2015 **	May 6, 2020	$1.25	650,000
November 12, 2015*	November 12, 2020	0.77	2,240,000
August 9, 2016**	August 9, 2021	$0.17	2,200,000
July 17 2017	July 17 2022	$0.196	9,300,000
			17,784,000

Unlisted Options issued as attaching options

with the 28 February 2014 placement of shares

Grant date	Expiry date	Exercise price	Number under option
February 28, 2014	February 28, 2019	$1.26	13,246,203

Nasdaq Warrants/Options***

Grant date	Expiry date	Exercise price	Number under option
August 20, 2015 ***	August 21, 2020	U.S. $ 0.275	11,498,000
Total Options on Issue			42,528,203

* Non-Executive Directors options

** Executive and employee options

*** Options converted to listed NASDAQ warrants (BNTCW). “Warrant” refers to a warrant to purchase one ADS at an exercise price of U.S.$5.50 per ADS (the equivalent of 20 options over ordinary shares at U.S. $0.275 per share), exercisable from the date of issuance until five years thereafter (28 February 2019).

12.	COMMITMENTS

The Group has the following non-cancellable contracts:

Tacere Inc. (100% owned subsidiary of entity)

On December 18, 2012, the Company announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Company has negotiated a contract for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond. While the Company announced on February 20, 2016 that it was terminating the HCV program, Benitec is committed to completing the study and the company’s estimate of the cost, assuming all patients remain in the study and the follow-up continues to 2021 is a maximum of $413k. The scenario of all patients remaining in the study to 2021 is thought unlikely and the actual cost is likely to be less than the nominated contingency of $413k.

The Consolidated Group has entered into other contracts for various services as part of its normal course of business. Such contracts are cancellable with little or no penalty.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 22

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the nine months ended March 31, 2018

13.	CONTINGENT LIABILITIES

Under the terms of the sub-license agreement with NantWorks, the Company will be required to make a milestone payment to NantWorks of US$300k upon dosing of the last patient in the first Phase 2 clinical study using BB-401, the EGFR antisense product. The Company would be required to pay consideration to NantWorks, upon successful completion of subsequent regulatory and commercial milestones.

14.	RELATED PARTY TRANSACTIONS

Parent entity

Benitec Biopharma Limited is the parent entity.

Key management personnel

Disclosures relating to key management personnel are set out in June 30, 2017 Annual Report in the remuneration report.

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $6,980 at the end of the period (nine months ended March 31, 2017: $144,335) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

John Chiplin resign on 23rd October 2017, no consultancy fees were paid for executive duties in this period (nine months ended March 31, 2017: $32,133) provided by Newstar Ventures Ltd, a corporation in which John Chiplin is a Director and has a beneficial interest.

Annabel West, the wife of Greg West, our Chief Executive Officer, was employed as a part-time clerical and administrative assistant. Annabel West was paid wages of $28,958 for this period (nine months ended March 31, 2017: 26,595)

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 23

BENITEC BIOPHARMA LIMITED

Directors' Declaration

for the nine months ended March 31, 2018

In the opinion of the Directors of Benitec Biopharma Limited:

(a)	the consolidated financial statements and notes set out on pages 14 to 23 are in accordance with the Corporations Act 2001, including

i	giving a true and fair view of its financial position as at March 31, 2018 and of its performance for the period ended on that date; and

ii	complying with Accounting Standard AASB 134 Interim Financial Reporting; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Jerel Banks

Chairman

May 31, 2018

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 24

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au

Independent Auditor’s Review Report

to the Members of Benitec Biopharma Limited

Report on the Interim Financial Report

Conclusion

We have reviewed the accompanying interim financial report of Benitec Biopharma Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 March 2018, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the nine months ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the interim financial report of Benitec Biopharma Limited does not give a true and fair view of the financial position of the Group as at 31 March 2018, and of its financial performance and its cash flows for the nine months ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial reporting.

Material Uncertainty Related to Going Concern

We draw attention to Note 1(b) in the financial report, which indicates that the Group incurred a net loss of $8,602,000 during the nine months ended 31 March 2018. As stated in Note 1(b), these events or conditions, along with other matters as set forth in Note 1(b), indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Directors Responsibility for the Interim Financial Report

The Directors of the Company are responsible for the preparation of the interim financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the interim financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

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Liability limited by a scheme approved under Professional Standards Legislation.	Page | 25

Auditor’s Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 March 2018 and its performance for the nine months ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Benitec Biopharma Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Grant Thornton Audit Pty Ltd

Chartered Accountants

L M Worsley

Partner - Audit & Assurance

Sydney, 31 May 2018

Page | 26

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the nine months ended March 31, 2018

Operating Results

The Company is a biotechnology company developing a proprietary therapeutic technology platform that combines RNA interference, or RNAi, with gene therapy with a goal of providing sustained, long-lasting silencing of disease-causing genes from a single administration. The Company is using its technology, called DNA-directed RNA interference, or ddRNAi, to develop our pipeline of product candidates for the treatment of several chronic and life-threatening human diseases, such as head and neck squamous cell carcinoma, or HNSCC, oculopharyngeal muscular dystrophy, or OPMD, wet age-related macular degeneration, or AMD, and hepatitis B. By combining the specificity and gene silencing effect of RNAi with gene therapy, the Company believes ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could minimize the requirement for patients to take regular doses of medicine.

The Company’s objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations and, as a result, provide a better life for patients with these diseases. The Company’s strategy to accomplish this goal is to:

•	Continue the scientific development of its existing pipeline programs.

•	Prioritise the future development of its ddRNAi technology by identifying new diseases and ddRNAi strategies with a high probability of commercial success and value to shareholders.

•	Establish co-development agreements with other companies using its scientific capability and intellectual property platform.

During the quarter ended March 31, 2018 the Company continued to focus on progressing its lead programs in HNSCC and OPMD towards the clinic. The Company anticipates one year major value inflection points that include an initial data readout from the Phase 2 oncology study in HNSCC and the entry into the clinic with BB-301 as a treatment for OPMD.

During the quarter, the Company also continued to focus on enhancing internal project management practices to ensure efforts are focused on those areas with a high probability of return on investment and commercial success and that future activities are outcome driven with improved control over timelines, deliverables and cash management.

The Company expects to earn revenue from partnering in-house programs with biotechnology and pharmaceutical companies, forming strategic collaborations with pharmaceutical companies, and out-licensing the ddRNAi platform for therapeutic areas outside of the Company’s in-house pipeline. There can be no assurance, however, as to whether the Company will enter into any additional such arrangement or what the terms of any such arrangement could be.

The Company’s current operating plan may change as a result of many currently unknown factors, and it will need to seek additional funds in the near future. These additional funds could be raised through public or private equity or debt financings (although debt financings are unlikely to be available until we have significant revenue and cash flow to service debt we may incur), government or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. However, the Company may be unable to raise additional funds or enter into such other arrangements when needed on favourable terms or at all. The Company’s failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on its financial condition and compromise its ability to develop its product candidates and pursue its strategy.

The Company expects to incur losses for the foreseeable future and expects these losses to increase as it continues development of, and seek regulatory approvals for, its product candidates. Because of the numerous risks and uncertainties associated with product development in its field, the Company is unable to predict the timing or amount of increased expenses, or when or if it will be able to generate product revenue or achieve or maintain profitability.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 27

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the nine months ended March 31, 2018

Operating Results continued

The Company’s ability to generate revenue from licensing, strategic alliances and collaboration arrangements and product sales will depend on a number of factors, including, among others, obtaining and maintaining adequate coverage and reimbursement from third-party payees for any of its product candidates that may receive regulatory approval.

Even if it could generate revenues from licensing programs, strategic alliances or collaboration arrangements or commercial sale of our products, it may not become profitable. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and could be forced to reduce its operations.

Financial operations overview

To date, the Company has derived revenues from licensing fees and interest income. The Company has not generated any revenues from the sales of products. Revenues from licensing fees and interest income are included in the revenue line item on the statement of profit or loss. The Company’s licensing fees have been generated through the licensing of its ddRNAi technology to biopharmaceutical companies.

The Company’s grant income is generated through the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than $20m in revenue. This grant is available for the Company’s research and development activities in Australia, as well as activities in the United States to the extent such US-based expenses relate to its activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. In previous reporting periods, grants were recorded in the fiscal year received, or anticipated to be received (when a reliable estimate can be made) rather than the fiscal year to which they relate.

In the current accounting period a reliable estimate was able to be made of the expected grant to be received based on expenditure in the current period. This estimate has been taken up as income in the current period and recognised as a receivable, but the cash grant will not be received until a future accounting period.

Employment related costs

Employment related costs include salaries for all the Company’s employees and related benefits, including the grant of share options, which are valued and included in the statements of profit or loss and other comprehensive income as share based expenses.

Impairment

The Company assesses at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

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BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the nine months ended March 31, 2018

Financial operations overview continued

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

Foreign exchange translation

The foreign currency translation reserve represents the currency translation movements of subsidiary company balances denominated in foreign currencies at year end. Foreign currency monetary items are translated at the period exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Movements in the foreign currency translation reserve are shown in our Statement of Profit or Loss and Other Comprehensive Income.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transactions. Exchange rate differences are recognised in the Statement of Profit or Loss and Other Comprehensive Income.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements requires it to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of its financial statements. The Company analyses its estimates and judgments and it bases its estimates and judgments on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may vary from these estimates. The Company’s significant accounting policies are described in Note 1 to these periodic financial statements and are detailed in Note 1 to the consolidated financial statements for the fiscal year ended June 30, 2017 (which are available on the company website and at ASX:BLT NASDAQ: BNTC; NASDAQ: BNTCW). The Company has summarised below the accounting policies of particular importance to the portrayal of its financial position and results of operations and that require the application of significant judgment or estimates by its management.

Share-based payments transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

Tax losses

Given the Company’s history of recent losses, it has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised. The Company notes that the availability of tax losses is subject to an Australian continuity of ownership test or, if it fails that test, the same business test. If the Company continues to obtain funding from new shareholders, then it may not comply with the continuity of ownership test.

The following discussion relates to the Company’s consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with the Company’s consolidated financial statements and the notes thereto contained elsewhere in this report.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 29

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the nine months ended March 31, 2018

Financial operations overview continued

Results of Operation

A.	Comparison of the nine months-ended March 31, 2018 to the nine months ended March 31, 2017

	For the nine months ended March 31		Increase (Decrease)
	2018	2017
Revenue	$’000	$’000	$’000
Licensing revenue and royalties (1)	359	333	26
Finance income – interest (2)	194	150	44
Other Revenue:	1	-	1

Other Income:
Australian Government R&D Grants (3)	2,924	9,264	(6,340)
Net foreign exchange realised gain	-	2	(2)

(1)	Licensing revenue and royalties are recognised when due.

(2)	Finance income increased due to higher average cash holdings.

(3)	Other Income – Australian Government R & D Grants were reduced by $6.340m: grant income is lower in the current period due to the inclusion of an estimation of the grant income for the nine months year ended March 31, 2018 of $3,045m. Whilst in the previous corresponding period we included grant income of $6.275 m for the financial year 2016 and an estimation for nine months to March 31, 2017 of $2.989m.

In 2017 a new reporting system was implemented to allow a reliable estimate to be made of the grant income. As a result, an estimation of grant income for each quarter is now taken to account on a quarterly basis. Previously the grant income was only taken up on the lodgment of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made. It is noted that Grant income taken up in the current period, is not receivable until a claim is made, on lodgment, of the June 2018 income tax return.

Expenses

Research and development expense. Research and development expense decreased by $0.422m, from $5.287m in the nine months year ended March 31, 2017 to $4.865m in the nine months year ended March 31, 2018, primarily due to reduced expenditure on programs related to HBV, HCV and AMD. These costs reductions were offset by increased expenditure on OPMD and Head and Neck cancer.

Employment related expenses. Employment-related expenses decreased by $0.021m, from $3.826m in the nine months year ended March 31, 2017 to $3.805m in the nine months year ended March 31, 2018 reflecting normal variations in staffing levels.

Share based expenses. There was minimal movement in the share based expenses. Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. We recognise share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 30

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the nine months ended March 31, 2018

A.	Comparison of the nine months-ended March 31, 2018 to the nine months ended March 31, 2017 continued

Travel related costs. Travel related costs decreased by $0.090m from $0.482m in the nine months year ended March 31, 2017 to $0.392m in the nine months year ended March 31, 2018 due to reduced corporate travel costs.

Consultants’ costs. Consultants related costs decreased by $0.157m from $0.750 in the nine months year ended March 31, 2017 to $0.593m in the nine months year ended March 31, 2018. We retain specialist advisers in relation to our key product candidate programs and for media and shareholder relations capabilities.

Occupancy costs. There was minimal movement between comparative periods in occupancy costs.

Corporate expenses. Corporate expenses decreased by $0.220m from $1.170m in the nine months ended March 31, 2017 to $0.950m in the nine months ended March 31, 2018 due to increased legal compliance cost in previous corresponding period.

The unrealised foreign exchange loss in 2018 was due to the effect of fluctuations in the AUD/USD exchange rate on the USD cash balances held by the Parent Company.

Profit/(loss) for the period

As a result of the foregoing, a loss of $8.602m was made during the period compared with a loss of $3.117m in the nine months ended March 31, 2017.

Given our and our subsidiaries’ history of recent losses, we have not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised.

B.	Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995, and as of June 30, 2017 we had accumulated losses of $135.748m and at March 31, 2018 we had accumulated losses of $144.105m. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

We have had no borrowings in fiscal 2017 or in this nine months period ended March 31, 2018 and do not currently have a credit facility.

As at March 31, 2018 we had cash and cash equivalents of $10.535m (June 30, 2017 $17.375m). Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days.

To date, our sources of liquidity have been licensing revenue and royalties, Australian government research and development grants, interest on invested cash in excess of immediate requirements and proceeds of the issuance of equity securities.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 31

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the nine months ended March 31, 2018

B.	Liquidity and Capital Resources continued

In the future, we expect our revenue stream will be generated mostly from licensing, strategic alliances and collaboration arrangements with pharmaceutical companies. While we continue to progress discussions and advance opportunities to engage with pharmaceutical companies and continue to seek licensing partners for ddRNAi in disease areas that are not our focus, there can be no assurance as to whether we will enter into such arrangements or what the terms of any such arrangement could be.

While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialise one of our current or future product candidates.

Unless and until we establish significant revenues from licensing programs, strategic alliances or collaboration arrangements with pharmaceutical companies, or from product sales, we anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of product candidates and begin to prepare to commercialise any product that receives regulatory approval.

We are subject to the risks inherent in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialisation of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and costs of our planned clinical trials for our product candidates;
•	the timing and costs of our planned preclinical studies for our product candidates;
•	the number and characteristics of product candidates that we pursue;
•	the outcome, timing and costs of seeking regulatory approvals;

•	revenue received from commercial sales of any of our product candidates that may receive regulatory approval;

•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish.

•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defence and enforcement of any patents or other intellectual property rights;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
•	the extent to which we need to in-license or acquire other products and technologies.

C.	Research and Development, Patents and Licenses, etc

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 32

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the nine months ended March 31, 2018

C.	Research and Development, Patents and Licenses, etc continued

•	expenses incurred under agreements with academic research centres, clinical research organisations and investigative sites that conduct our clinical trials; and

•	the cost of acquiring, developing, and manufacturing clinical trial materials.

Research and development expenses do not include employment related expenses, which are included in our Statement of Profit or Loss and Other Comprehensive Income as a separate line item.

Research and development costs are expensed as incurred. Costs for certain development activities are recognised based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We cannot determine with certainty the duration and completion costs of the current or future product development, preclinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;
•	the countries in which trials are conducted;
•	future clinical trial results;
•	uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies;
•	significant and changing government regulation; and
•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required to complete clinical development of a product candidate or if we experience significant delays in enrolment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of ddRNAi product candidates and explore further potential applications of our technology.

D.	Trend Information

Our objective is to become the leader in discovering, developing, clinically validating and commercialising ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations, and to thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to progress our pipeline of proprietary ddRNAi-based therapeutics, continue our leadership position in ddRNAi-based therapeutics, develop drugs in our core disease area, partner selectively to commercialise and expand our pipeline and pursue indications with high unmet medical need or a large patient population.

Based on cash requirements and financing we will continue to advance our product candidates for OPMD and HNSCC through to submission of an IND application and potentially completion of clinical proof of concept. In addition, we are working to progress our oncology asset, BB-401, into a Phase 2 clinical study for the treatment of HNSCC.

BENITEC BIOPHARMA LIMITED Interim Report for the nine months ended March 31, 2018	Page | 33

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the nine months ended March 31, 2018

E.	Off-Balance Sheet Arrangements.

At the date of this report we do not have any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission, nor have we had any off-balance sheet arrangements in the current fiscal year or in the past three fiscal years.

Risk Factors

In addition to the other information set forth in this nine months report year ended March 31, 2018, you should carefully consider the factors discussed in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2017. The risks disclosed in our Annual Report on Form 20-F could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 20-F are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results in the future.

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